Squire Sanders (US) LLP 41 South High Street Suite 2000 Columbus, OH 43215 O +1 614 365 2700 F +1 614 365 2400 squiresanders.com

January 13, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Mr. Michael F. Johnson
Mr. Mark Webb
Division of Corporation Finance

Re:	The Bank of Kentucky Financial Corporation
Registration Statement on Form S-3
File No. 333-178897

Ladies and Gentlemen:

On behalf of our client, The Bank of Kentucky Financial Corporation (the “Company”), we are responding to the comment provided by the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated January 11, 2012 with respect to the above-referenced registration statement (the “Registration Statement”). Concurrently with the submission of this letter the Company has filed through EDGAR Amendment No.1 to the Registration Statement.

Risk Factors, page 4

1.           We are unable to locate disclosure that specifically incorporates the risk factors from your Form 10-K and 10-Qs.  As you know, the risk factors required by Item 3 of Form S-3 must be either included in the Form S-3 or specifically incorporated by reference.  Although you have stated “you should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q,” you have not incorporated them by reference into your Form S-3.  Please advise or revise.

Response:  In response to the staff’s comment, the Company has revised the disclosure set forth in the Registration Statement under the caption “Risk Factors” to specifically incorporate the risk factors from the Company’s 10-K and 10-Qs.

Securities and Exchange Commission January 13, 2012 Page 2

We appreciate the efforts of the staff and look forward to resolving the above comment at your earliest convenience. Please contact the undersigned at the above number or James J. Barresi at (513) 361-1260 if you have any questions regarding the above.

Very truly yours,

/s/ Aaron A. Seamon
Aaron A. Seamon

cc:	Robert W. Zapp, Chief Executive Officer and President Martin J. Gerrety, Treasurer (The Bank of Kentucky Financial Corporation) James J. Barresi, Esq. (Squire Sanders (US) LLP)